PREFERRED CAPITAL SECURITIES, LLC
3284 Northside Parkway, Suite 150
Atlanta, GA 30327

January 22, 2020

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:    Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-235356 and 811-22725)
Dear Ms. Larkin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Preferred Capital Securities, LLC respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 3:00 p.m., Eastern Time, on January 23, 2020 or as soon thereafter as possible.

PREFERRED CAPITAL SECURITIES, LLC

By: /s/ Jeff Smith
Jeff Smith
Chief Executive Officer